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SECU **13025211** ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52293

RECEIVED

MAY 3 0 2013

193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____4/1/12_____ AND ENDING_____3/31/13_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETROGROWTH ENERGY ADVISORS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

    4331 Las Colinas Blvd. East Suite 1200
                          (No. and Street)

Irving   TX   75039
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Edward Richardson Jr., CPA

                    (Name – if individual, state last, first, middle name)

    15565 Northland Dr. Suite 508 West Southfield, MI. 48075

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DD
6 15 13

i

OATH OR AFFIRMATION

I, _Grant Swartzwelder_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Petrogrowth Energy Advisors, LLC_ , as of _March 31_ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_N/A_

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ii

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
PetroGrowth Energy Advisors, L.L.C.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of PetroGrowth Energy Advisors, L.L.C. as March 31, 2013and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the

financial position of PetroGrowth Energy Advisors, L.L.C. as of March 31, 2013, and results of operations and its cash flows for the year then ended in accordance principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation if fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 21, 2013

PetroGrowth Energy Advisors, L.L.C.
BALANCE SHEET
As of March 31, 2013

ASSETS

CURRENT ASSETS

Cash in Bank	$	48,401.86
Total Current Assets		48,401.86

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	48,401.86

The footnotes are an integral part of the financial statements.

3

PetroGrowth Energy Advisors, L.L.C.
BALANCE SHEET
As of March 31, 2013

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts Payable $ 450.00

Total Current Liabilities   450.00

LONG-TERM LIABILITIES

Total Liabilities   450.00

MEMBERS' EQUITY
Members' Equity   47,951.86

Total Members' Equity   47,951.86

TOTAL LIABILITIES AND
MEMBERS' EQUITY $ 48,401.86

The footnotes are an integral part of the financial statements.

4

PetroGrowth Energy Advisors, L.L.C.
Statements of Operations and Changes in Net

	12 Months Ended March 31, 2013
Revenues	
Other Income	$ 2,148,228.68
Total Revenues	2,148,228.68
Operating Expenses	
Employee compensation and ben	1,100,000.00
Floor brokerage, exchange, and c	2,145.00
Other expenses	14,188.37
Total Operating Expenses	1,116,333.37
Operating Income (Loss)	1,031,895.31
Net Income (Loss)	$ 1,031,895.31

The footnotes are an integral part of the financial statements.

5

PetroGrowth Energy Advisors, L.L.C.
STATEMENT OF PARTNERS' EQUITY

	12 Months Ended March 31, 2013	
Beginning of Period	$	46,272.00
Plus: Net Income	$	1,031,895.31
Less: Member Distributions		(1,030,215.45)
MEMBERS' EQUITY END OF PERIOD	$	47,951.86

PetroGrowth Energy Advisors, L.L.C.
STATEMENT OF CASH FLOWS
For the 12 months Ended March 31, 2013

<u>2013</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 1,031,895.31
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	25,500.00
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	450.00
Accrued Liabilities	0.00
Total Adjustments	25,950.00
Net Cash Provided By (Used in) Operating Activities	1,057,845.31

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds From Member Contributions	(1,030,215.45)
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(1,030,215.45)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,629.86
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	20,772.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 48,401.86

The footnotes are an integral part of the financial statements.

PetroGrowth Energy Advisors, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended March 31, 2013

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at April 1, 2011		$ 46,272	$ 46,272
Net Income for the year ended March 31, 2012		1,031,895	1,031,895
Capital Transactions		(1,030,215)	(1,030,215)
Prior Period Adjustment		-	-
Balance at March 31, 2012		$ 47,952	$ 47,952

The footnotes are an integral part of the financial statements.

PETROGROWTH ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2013

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

PetroGrowth Energy Advisors, LLC (the Company) was organized in the State of Texas effective November 23, 1999 as a limited liability company under the Texas Limited Company Act. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Irving, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded when the services are rendered.

Income taxes
Effective November 23, 1999, the Company elected to be treated as a partnership for federal income tax purposes. Under partnership regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accountant's audit report

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(1) – limited business.

NOTE D – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE E – COMMITMENTS AND CONTINGENCIES

PetroGrowth Energy Advisors, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 28, 2013, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2013

PetroGrowth Energy Advisors, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2013

<u>**Computation of Net Capital**</u>

Total Stockholder's equity:		$ 47,952.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Property and equipment	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 47,952.00

7,557.00

<u>**Computation of Basic Net Capital Requirement**</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 42,952.00

<u>**Computation of Aggregate Indebtedness**</u>

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

<u>**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**</u>

Computation of Net Capital reported on FOCUS IIA as of March 31, 2013	$ 47,952.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	(0.00)
NCC per Audit	47,952.00
Reconciled Difference	$ (0.00)

<u>Exemptive Provisions Rule 15c3-3</u>

The Company is exempt from Rule 15c3-3 under (k)(2)(i) because it maintains a Special Account
for the benefit of Customers.

<u>Statement of Changes in Liabilities Subordinated to the Claims of General Creditors</u>

Balance of such claims at April 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2013	$ -

REPORT ON INTERNAL CONTROL

For the year ended March 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 28, 2013

Board of Directors
PetroGrowth Energy Advisors, LLC
433 Las Colinas Blvd.
Suite 1200
Irving, TX 75039

In planning and performing my audit of the financial statements and supplemental schedules of
PetroGrowth Energy Advisors, LLC. for the year ended March 31, 2013, I considered its internal
control, in order to determine my auditing procedures for the purpose of expressing my opinion
on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended March 31, 2013

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
PetroGrowth Energy Advisors, LLC
4331 Las Colinas Blvd, East Suite 1200
Irving, TX 75039

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2012 to December 31, 2012, which were agreed to by PetroGrowth Energy Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating PetroGrowth Energy Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). PetroGrowth Energy Advisors, LLC's management is responsible for PetroGrowth Energy Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $4,277.00 and $1,102.00 respectively.

2. Compared audited Total Revenue for the period of January 01, 2012 through the December 31, 2012 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting a $3,325.32 difference.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, PetroGrowth Energy Advisors, LLC has an $8.43 balance.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 28, 2013

PetroGrowth Energy Advisors, L.L.C.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended March 31, 2013
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

March 31, 2013

PETROGROWTH ENERGY ADVISORS, L.L.C.
March 31, 2013

Contents

United States Securities and Exchange Commission's